EXHIBIT 99.1

POET Technologies Reports Third Quarter 2022 Financial Results

TORONTO, Nov. 14, 2022 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, today reported its unaudited condensed consolidated financial results for the third quarter ended September 30, 2022. The Company’s financial results as well as the Management Discussion and Analysis have been filed on SEDAR. All financial figures are in United States dollars (“USD”) unless otherwise indicated.

Recent Business Highlights:

The Company made significant progress during the three months ended September 30, 2022:

  Collaborated with Lumentum Holdings Inc. (“Lumentum”), a market-leading designer and manufacturer of innovative optical and photonic products, which led to the recent signing of an agreement to supply its breakthrough 100G directly modulated lasers (DMLs) for POET’s 400G FR4 transmit optical engine chiplets for applications in 400/800/1.6T data communications solutions. This represents the industry’s first implementation of flip chip high-speed DMLs into optical engines at these data rates, resulting in unparalleled integration and easily meeting the form factor requirements of today’s transceiver modules.
  Announced the sampling of its 200G FR4 transmit (Tx) and receive (Rx) optical engines, both based on the POET Optical Interposer platform, and incorporating the industry’s only monolithically integrated multiplexers and demutiplexers in its proprietary waveguide structures, avoiding the need for a separate demultiplexer component, while providing superior transceiver performance and efficient use of installed fiber assets in data centers.
  Conducted a well-attended virtual Annual and Special Meeting of shareholders, which resulted in all proposed measures being passed by shareholders and the election of Theresa Lan Ende and Dr. Michal Lipson to the POET Board of Directors by an overwhelming approval of shareholders.

The industry-leading 400G Tx chiplet achieves maximum integration and minimum size compared to any competing Tx device. The 400G Tx chiplet integrates laser drivers, high-speed DMLs, monitor photodiodes and an optical multiplexer into a highly power-efficient 4.4mm x 10.5mm form factor. POET’s 800G Rx chiplet integrates an 8-channel Octal TIA, high-speed photodiodes and an optical demultiplexer into a space efficient 5.1mm x 14.7mm form factor. By combining multiple 400G Tx and Rx chiplets into a single module for 800G and 1.6T pluggable transceivers, POET provides unparalleled flexibility and cost savings in network design for hyperscale data centers.

As part of its third quarter business commentary, the Company reiterated two key milestone objectives for the balance of 2022:   1) the development of a 400G FR4 multiplexed transmit engine that will be combined with the existing 400G receive engine to create a full transmit and receive sub-assembly for a 400G FR4 transceiver module; and 2) the delivery of samples of a packaged light source assembly for Celestial AI, a lead customer in the emerging growth market for Artificial Intelligence – Machine Learning (AI-ML) accelerator chips.

Management Comments

Dr. Suresh Venkatesan, Chairman & CEO commented, “We are making great progress toward the two key objectives we outlined at the end of last quarter. First, we completed the design of our 400G FR4 DML laser powered chiplet and secured a supply of breakthrough DMLs from Lumentum, one of the world’s leading laser suppliers. This exciting development serves as both a foundation and a distinct competitive advantage as we scale our platform technology to address 800G and 1.6T pluggable transceivers. Additionally, we advanced our second objective with the recognition of $0.2 million of revenue from Celestial AI, which reaffirmed its commitment to use POET’s Lightbar packaged light source. We expect to deliver alpha samples to Celestial AI within just a few weeks consistent with our roadmap. We also demonstrated an Optical Interposer-powered thin-film lithium niobate modulator based 400G Tx solution and expect to demonstrate further improvements in the design of such modulators at the CIOE in December. Having developed and established the base capabilities of the Optical Interposer using 100G/200G components, POET is quickly ratcheting up its capabilities to serve the high end of the market with 800G/1.6T solutions.”

“As discussed at our annual meeting of shareholders, we are confident that we will achieve a key step toward commercialization of several products by year end and be in full commercial production in 2023. We are targeting production release of four products by the end of this year and another four in the first half of next year. In the coming months, we expect to expand sampling of our portfolio of 100G, 200G and 400G transmit and receive optical engines in support of growing our pipeline of design wins, together with advancing our ongoing development efforts on next-generation optical engines with strategic customers to enable 800G and 1.6T pluggable transceivers for hyperscale data centers.”

Based on published research from leading market research firms, POET has calculated that its served market for transceiver modules will expand from approximately $4 billion in 2023 to approximately $7 billion in 2027. POET estimates that the market for its packaged light source products, in which it believes it has a material competitive advantage, will begin to emerge in 2024 and will grow rapidly to over $5 billion in 2027, vastly exceeding the transceiver market in volume and value in subsequent years.

Non-IFRS Financial Summary
The Company reported non-recurring engineering revenue (“NRE”) of $233,000 in the third quarter of 2022 compared to $nil for the same period in 2021 and $120,000 in the second quarter of 2022. The Company provided services under an NRE contract to one customer throughout 2021. In 2022, the Company is now providing similar services to multiple customers, one of which continued to contract services from last year. The revenue relates to unique projects that are being addressed utilizing the capabilities of the POET Optical Interposer.

The Company reported a net loss of $4.0 million, or ($0.11) per share, in the third quarter of 2022 compared with a net loss $3.5 million, or ($0.10) per share, for the same period in 2021 and a net loss of $5.3 million, or ($0.15) per share, in the second quarter of 2022. The net loss in the third quarter of 2022 included research and development costs of $1.9 million compared to $1.2 million for the same period in 2021 and $1.8 million in the second quarter of 2022. Fluctuations in R&D for a Company of this size and this stage of growth is expected on a period-over-period basis as the Company transitions from technology development to product development.

Non-cash expenses in the third quarter of 2022 included stock-based compensation of $0.9 million and depreciation and amortization of $0.3 million. Non-cash stock-based compensation and depreciation and amortization in the same period of 2021 were $1.3 million and $0.3 million, respectively. Second quarter 2022 stock-based compensation and depreciation and amortization were $1.0 million and $0.3 million, respectively. The Company had finance costs of $12,000 in the third quarter of 2022 compared to $20,000 in the third quarter of 2021 and $13,000 in the second quarter of 2022. All of the finance costs recognized in the third quarter of 2022 were non-cash compared to $49,000 during the same period in 2021. The finance costs in the second quarter of 2022 were also non-cash. The Company recognized other income, including interest of $57,000 in the third quarter of 2022 compared to $208,000 in the same period in 2021 and $40,000 in the second quarter of 2022.

Non-cash impact of joint venture in the third quarter of 2022 was $0.1 million compared to $0.4 million in the same period of 2021 and ($0.7) million in the second quarter of 2022. The Company’s share of loss is approximately 87.9% of the loss of Super Photonics, the Company’s joint venture with Sanan. The Company's current share of the operating loss is a result of the high value of the Company's initial contribution. The non-cash impact of joint venture in the third quarter of 2022 consisted of a gain on the Company’s investment in the joint venture of $0.5 million netted against a loss on the joint venture operations of ($0.4) million. The gain in the period of 2021 was $1.4 million and was netted against a loss from operations of ($1.0) million. There was no gain in the second quarter of 2022.

Cash flow from operating activities in the third quarter of 2022 was ($2.5) million compared to ($2.8) million in the third quarter of 2021 and ($3.3) million in the second quarter of 2022.

Non-IFRS Financial Performance Measures
Certain financial information presented in this press release is not prescribed by IFRS. These non-IFRS financial performance measures are included because management has used the information to analyze the business performance and financial position of POET. These non-IFRS financial measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-IFRS financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

POET TECHNOLOGIES INC.
PROFORMA – NON-IFRS AND IFRS PRESENTATION OF OPERATIONS
(All figures are in U.S. Dollars)

For the Quarter ended:	30-Sep-22	30-Jun-22	31-Mar-22	31-Dec-21	30-Sep-21

Sales	232,928	120,261	-	-	-
Research and development	(1,884,767)	(1,829,369)	(2,232,534)	(2,010,793)	(1,231,676)
Depreciation and amortization	(336,446)	(313,677)	(302,018)	(281,178)	(296,424)
Professional fees	(203,778)	(291,185)	(248,112)	(269,306)	(354,163)
Wages and benefits	(646,349)	(728,313)	(608,518)	(610,428)	(623,731)
Impact of join venture	116,747	(745,961)	(430,321)	1,022,417	422,834
Stock-based compensation	(880,796)	(969,661)	(997,441)	(1,181,375)	(1,295,864)
General expenses and rent	(484,559)	(552,410)	(622,060)	(377,223)	(275,078)
Impairment and other loss	-	-	-	-	-
Interest expense	(11,707)	(12,627)	(13,794)	(15,512)	(19,729)
Other (income), including interest	57,429	40,300	21,999	26,650	208,100
Net loss – non IFRS and IFRS	(4,041,298)	(5,282,642)	(5,432,799)	(3,696,748)	(3,465,731)

Net loss per share – non IFRS and IFRS	(0.11)	(0.14)	(0.15)	(0.10)	(0.10)

Grant of Options to Directors, Officers and Employees
As part of the Company’s stock option program, on November 11, 2022, the Board of Directors granted a total of 1,395,144 options to purchase common shares to directors, officers and employees of the Company. The total included 268,894 options to non-management directors, 450,000 to officers and 676,250 to other employees. The options granted to directors and officers have an exercise price of C$4.00, which is higher than the current market price and are exercisable for 10 years following the grant. 25% of the directors’ options vest upon grant and the balance vests quarterly until August 11, 2023. The grant to the directors represents the option portion of directors’ fees for the 12-month period beginning August 1, 2022. The options granted to other employees are exercisable for 10 years at a price of C$3.54. All options granted to officers and other employees shall vest quarterly in arrears over sixteen (16) quarters, with the first vesting date being February 11, 2023, with equal amounts vesting at the end of each 3-month period thereafter. All of the options expire on November 11, 2032.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products and expectations for approval of proposals at the Company’s annual meeting of shareholders.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, the introduction of 800G modules based on 400G optical engine developments, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, missing the window for 800G modules based on 400G optical engines, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, lack of performance of its joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, the ability to raise additional capital and the agreement by shareholders to approve proposals put forth by the Company at shareholders’ meetings. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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